UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Mountains West Exploration, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

624516 20 9
(CUSIP Number)

September 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624516 20 9	13G	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald Hauschild
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 600,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 600,000*
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.		TYPE OF REPORTING PERSON INDIVIDUAL

*Consists of vested portion of option to acquire 1,500,000 shares of Common Stock.

CUSIP No. 624516 20 9	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer.

This Schedule 13G relates to Mountains West Exploration, Inc., a New Mexico corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 2001 Butterfield Rd., Suite 1050, Downers Grove, IL 60515.

Item 2.

(a)	Names of Persons Filing.

This Schedule 13G is being filed by Donald Hauschild (the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence.

The business address of the Reporting Person is 2001 Butterfield Rd., Suite 1050, Downers Grove, IL 60515.

(c)	Citizenship.

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities.

This Schedule 13G relates to the Issuer’s Common Stock, no par value per share (the “Common Stock”).

(e)	CUSIP Number.

The CUSIP Number for the Common Stock is 624516 20 9.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(C)(14) of the Investment Company Act,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 624516 20 9	13G	Page 4 of 6 Pages

Not applicable

Item 4.	Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is calculated based on there being 10,503,600 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-KA filed with the Securities and Exchange Commission on November 19, 2007.

(a)	Amount Beneficially Owned.

600,000 (consists of vested portion of option to acquire 1,500,000 shares of Common Stock).

(b)	Percent of Class.

5.4%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote.

600,000

(ii)	Shared power to vote or direct the vote.

0

CUSIP No. 624516 20 9	13G	Page 5 of 6 Pages

(iii)	Sole power to dispose or direct the disposition of.

600,000

(iv)	Shared power to dispose or direct the disposition of.

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or control person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 624516 20 9	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007	By:	/s/ Donald Hauschild
Name: Donald Hauschild